SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  LUMENIS LTD.
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                                (Name of Issuer)

                       Ordinary Shares, Par Value NIS 0.10
   ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M6778Q 10 5
   ---------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Yoav Doppelt
 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.
                                 972-3-745-6000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 25, 2009
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Ofer Hi-Tech Investments Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        75,680,900 (1)
 Number of         -------------------------------------------------------------
   Shares          8.   Shared Voting Power
Beneficially            13,676,687 (2)
  Owned by         -------------------------------------------------------------
    Each           9.   Sole Dispositive Power
 Reporting              75,680,900 (1)
Person with        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        9,996,721 (3)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     89,357,587 (1) (2)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     39.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Includes 10,148,520 Ordinary Shares underlying currently exercisable warrants. Also includes 2,038,925 Ordinary Shares that may be purchased by a third party through the exercise of an option granted thereto by the Reporting Person. See Item 5.

(2) Represents (i) 8,695,584 Ordinary Shares, and 1,301,137 Ordinary Shares underlying currently exercisable warrants, all of which are held by the Reporting Person in trust for certain third parties and (ii) 3,679,966 Ordinary Shares with respect to which the Reporting Person has certain voting rights. See
Item 5.

(3) Represents 8,695,584 Ordinary Shares and 1,301,137 Ordinary Shares underlying currently exercisable warrants, all of which are held by the Reporting Person in trust for certain third parties. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Ofer Holdings Group Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     AF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
 Number of         -------------------------------------------------------------
   Shares          8.   Shared Voting Power
Beneficially            89,357,587 (1)
  Owned by         -------------------------------------------------------------
    Each           9.   Sole Dispositive Power
 Reporting              0
Person with        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        85,677,621 (2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     89,357,587 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     39.4%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Includes (i) 8,695,584 Ordinary Shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties, (ii) 11,449,657 Ordinary Shares underlying currently exercisable warrants, including 1,301,137 Ordinary Shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties, and (iii) 3,679,966 Ordinary Shares with respect to which Ofer Hi-Tech Investments Ltd. has certain voting rights. See Item 5.

(2) Includes (i) 8,695,584 Ordinary Shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties and (ii) 11,449,657 Ordinary Shares underlying currently exercisable warrants, including 1,301,137 Ordinary Shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Lynav Holdings Ltd
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        438,310
 NUMBER OF         -------------------------------------------------------------
   SHARES          8.   Shared Voting Power
BENEFICIALLY            89,357,587 (1)
  OWNED BY         -------------------------------------------------------------
    EACH           9.   Sole Dispositive Power
 REPORTING              438,310
PERSON WITH        -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        85,677,621 (2)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     89,795,897 (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     39.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(1) Includes (i) 8,695,584 Ordinary Shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties, (ii) 11,449,657 Ordinary Shares underlying currently exercisable warrants, including 1,301,137 Ordinary Shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties, and (iii) 3,679,966 Ordinary Shares, with respect to which Ofer Hi-Tech Investments Ltd. has certain voting rights. See Item 5.

(2) Includes (i) 8,695,584 Ordinary Shares that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties and (ii) 11,449,657 Ordinary Shares underlying currently exercisable warrants, including 1,301,137 Ordinary Shares underlying currently exercisable warrants that are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties. See Item 5.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 3 ("AMENDMENT NO. 3") to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the "ORIGINAL STATEMENT"), as amended by Amendment No. 1 filed on June 23, 2008 ("AMENDMENT NO. 1") and Amendment No. 2 filed on April 1, 2009 ("AMENDMENT NO. 2"), relates to the ordinary shares, par value NIS 0.10 per share ("ORDINARY SHARES") of Lumenis Ltd., an Israeli company (the "ISSUER"). The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel.

     This Amendment No. 3 is being filed by the Reporting Persons (as defined in Item 2 below) in order to report the purchase by Ofer Hi-Tech (as defined in
Item 2 below), on June 25, 2009, of 4,272,727 additional Ordinary Shares (the "ADDITIONAL SHARES") and 2,136,364 additional warrants to purchase Ordinary Shares of the Issuer (the "ADDITIONAL WARRANTS") (a portion of such Additional Shares and Additional Warrants are to be held in trust by Ofer Hi-Tech for certain third parties) pursuant to that certain Purchase Agreement (the "PURCHASE AGREEMENT"), dated as of June 21, 2009, by and between the Issuer and Ofer Hi-Tech (the transaction pursuant to which such purchase occurred, including simultaneous purchases by other investors from the Issuer pursuant to agreements substantially similar to the Purchase Agreement, the "EQUITY FINANCING").

     Except as set forth in this Amendment No. 3, all information included in the Original Statement, as modified by Amendments No. 1 and No. 2, is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment No. 2 is being filed by each of: (i) Ofer Hi-Tech Investments Ltd., an Israeli company ("OFER HI-TECH"), (ii) Ofer Holdings Group Ltd. ("OFER HOLDINGS"), an Israeli company and indirect parent company of Ofer Hi-Tech, and (iii) Lynav Holdings Ltd., an Israeli company ("LYNAV HOLDINGS") (collectively, the "REPORTING PERSONS").

     Ofer Holdings is held in equal shares by Orona Investments Ltd. (an Israeli company) and Lynav Holdings. Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona Investments Ltd. Lynav Holdings is held 95% by CIBC Bank and Trust Company (Cayman) Ltd.- as trustee of an irrevocable discretionary trust established in the Cayman Islands.

     The following identity and background information is presented with respect to each of Ofer Hi-Tech, Ofer Holdings, Lynav Holdings and Orona Investments Ltd (collectively, the "REPORTING ENTITIES"):

(a) STATE OF ORGANIZATION: Israel.

(b) PRINCIPAL BUSINESS: Ofer Hi-Tech is an investment company which invests in, among others, technology companies. Each of Ofer Holdings, Orona Investments Ltd. and Lynav Holdings is a holding and investment company.

(c) ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: 9 Andre Saharov St., Haifa 31905, Israel.

(d) CRIMINAL PROCEEDINGS: During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e) CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The following identity and background information is presented with respect to Udi Angel (the "REPORTING INDIVIDUAL"):

(b) BUSINESS ADDRESS: 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.

(c) PRESENT PRINCIPAL OCCUPATION: Business person.

(d) CRIMINAL PROCEEDINGS: During the last five years, the Reporting Individual has not been convicted in any criminal proceeding.

(e) CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: During the last five years, the Reporting Individual has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CITIZENSHIP: Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Ofer Hi-Tech financed the acquisition of the Additional Shares and Additional Warrants reported in this Amendment No. 3 through the use of working capital funds and/or proceeds from contributions by shareholders.

ITEM 4. PURPOSE OF TRANSACTION.

     Except as set forth herein, as of the filing of this Amendment No. 3, the Reporting Persons and the other entities identified in Item 2 do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (if and when applicable to the Issuer); (h) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     The Reporting Persons and the other entities identified in Item 2 may acquire (including through the exercise of warrants and options) additional, and/or sell existing, Ordinary Shares of the Issuer, either in the open market or in privately negotiated transactions (including pursuant to that certain Purchase Agreement (the "2006 PURCHASE AGREEMENT"), dated as of September 30, 2006, by and among the Issuer, LM Partners L.P. ("LM PARTNERS"), Ofer (Ships Holding) Ltd. (together with LM Partners, the "INVESTORS") and LM (GP) L.P., as the Investors' representative).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     All calculations of beneficial ownership percentage in this Amendment No. 3 are made on the basis of 215,335,424 outstanding Ordinary Shares of the Issuer, excluding 35,527 shares of treasury stock, as of the date hereof.

     (a) (i) Ofer Hi-Tech may be deemed to be the beneficial owner of an aggregate of 89,357,587 Ordinary Shares of the Issuer, representing approximately 39.4% of the issued and outstanding share capital of the Issuer. Such amount consists of: (w) 65,532,380 Ordinary Shares held by Ofer Hi-Tech directly for its own account, of which 2,038,925 Ordinary Shares are subject to the Option under the Voting/Option Agreement (as described in Item 6 below); (x) 10,148,520 Ordinary Shares issuable upon exercise of warrants (all of which are currently exercisable) held by Ofer Hi-Tech for its own account; (y) 8,695,584 Ordinary Shares and 1,301,137 additional Ordinary Shares issuable upon exercise of warrants that are held in trust by Ofer Hi-Tech pursuant to the Trust Agreement (as described in Item 6 below); and (z) 3,679,966 Ordinary Shares held by Mr. Eli Azur and Mirkaei Tikshoret Ltd., with respect to which Ofer Hi-Tech has certain voting rights under the Voting/Option Agreement (as described in Item 6 below). Ofer Hi-Tech possesses sole voting and dispositive power with respect to all Ordinary Shares that it beneficially owns with the exception of
(A) the 8,695,584 Ordinary Shares and 1,301,137 additional Ordinary Shares issuable upon exercise of warrants that are held in trust by Ofer Hi-Tech pursuant to the Trust Agreement, under which it shares voting and dispositive power with third parties, and (B) the 3,679,966 Ordinary Shares held by Mr. Eli Azur and Mirkaei Tikshoret Ltd., with respect to which Ofer Hi-Tech has no dispositive power and merely shares voting power under the Voting/Option Agreement.

          (ii) Ofer Holdings may be deemed to be the beneficial owner of an aggregate of 89,357,587 Ordinary Shares of the Issuer, representing approximately 39.4% of the issued and outstanding share capital of the Issuer. Ofer Holdings does not hold any Ordinary Shares itself. Ofer Holdings merely shares voting power and dispositive power (by virtue of Ofer Holdings' serving as an indirect parent company of Ofer Hi-Tech) with respect to all Ordinary Shares for which Ofer Hi-Tech has sole or shared voting or dispositive power.

          (iii) Lynav Holdings may be deemed to be the beneficial owner of an aggregate of 89,795,897 Ordinary Shares of the Issuer, representing approximately 39.6% of the issued and outstanding share capital of the Issuer. Such amount consists of (x) 438,310 Ordinary Shares held by Lynav Holdings directly (for which it has sole voting and dispositive power) and
     (y) the 89,357,587 Ordinary Shares beneficially owned by Ofer Hi-Tech, with which Lynav Holdings shares voting and dispositive power by virtue of its indirect 50% ownership interest in Ofer Hi-Tech. Lynav Holdings disclaims beneficial ownership of all Ordinary Shares beneficially owned by Ofer Hi-Tech except to the extent of its pecuniary interest therein.

          (iv) Each of Orona Investments Ltd. and Mr. Udi Angel may be deemed to share beneficial ownership (both voting power and dispositive power) with respect to all Ordinary Shares held by Ofer Hi-Tech by virtue of their respective indirect ownership interest in Ofer Hi-Tech. Each of Orona Investments Ltd. and Mr. Udi Angel disclaims beneficial ownership of all such Ordinary Shares except to the extent of his or its (as appropriate) pecuniary interest therein.

     Except for the foregoing, the Reporting Persons and the other persons and entities identified in Item 2 do not have any beneficial ownership in any Ordinary Shares.

     (b) The Reporting Persons and the other persons and entities identified in
Item 2 possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer's Ordinary Shares as described in paragraph (a) above.

     (c) Other than the acquisition of the Additional Shares and Additional Warrants by Ofer Hi-Tech pursuant to the Purchase Agreement, no transactions in securities of the Issuer have been effected during the last 60 days by any of the Reporting Persons or any of the additional persons named in Item 2 above.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As described in the Original Statement and Amendment No. 2, pursuant to a trust agreement dated as of September 30, 2006 by and between Ofer Hi-Tech and certain third parties (the "TRUST AGREEMENT"), Ofer Hi-Tech holds in trust for the benefit of such third parties Ordinary Shares and warrants to purchase additional Ordinary Shares of the Issuer. As a result of Ofer Hi-Tech's purchase of the Additional Shares and Additional Warrants pursuant to the Purchase Agreement, the total number of Ordinary Shares and warrants to purchase additional Ordinary Shares that it holds under the Trust Agreement was increased to 8,695,584 and 1,301,137, respectively. Pursuant to the Trust Agreement, Ofer Hi-Tech will vote and take all other actions with respect to such securities (including the sale thereof) in accordance with instructions from the third parties. In the absence of such instructions, Ofer Hi-Tech may vote and take all other actions with respect to such securities (including the sale thereof) as it sees fit in its sole and absolute discretion.

     As described in Amendments No. 1 and No. 2, pursuant to a voting and option agreement dated as of August 31, 2007 (the "VOTING/OPTION AGREEMENT") by and between Mr. Eli Azur and Mirkaei Tikshoret Ltd., on the one hand, and Ofer Hi-Tech, on the other hand, (i) Mr. Eli Azur and Mirkaei Tikshoret Ltd. agreed to vote all of the shares of the Issuer held by them (currently, 3,679,966 Ordinary Shares) in favor of or against any resolution proposed to be adopted at any meeting of the Issuer's shareholders (or pursuant to a written consent of the Issuer's shareholders) in the manner voted by Ofer Hi-Tech, and (ii) in consideration for the foregoing, Ofer Hi-Tech granted Mr. Azur and Mirkaei Tikshoret Ltd. an option (the "OPTION") to purchase up to 2,038,925 Ordinary Shares held by Ofer Hi-Tech at a price of $1.079 per Ordinary Share. The Voting/Option Agreement shall terminate upon the earliest of (a) immediately prior to consummation of a public offering of the Issuer's securities, (b) immediately prior to the closing of a merger of the Issuer, the sale of all or substantially all of the Ordinary Shares, any transaction that results in a change of control of the Issuer, the sale of all or substantially all of the Issuer's assets or the sale of a division of the Issuer, in each case for consideration of at least $30 million, (c) immediately prior to the sale, assignment, transfer or disposal of all of the Ordinary Shares held by Ofer Hi-Tech, and (d) August 1, 2010.

     Pursuant to that certain Tag Along Agreement (the "TAG ALONG AGREEMENT"), dated as of June 28, 2009, by and among Ofer Hi-Tech and Bank Hapoalim B.M. (the "BANK"), Ofer Hi-Tech has agreed to provide the Bank with "tag-along" rights in the case of a sale of Ordinary Shares by Ofer Hi-Tech to a third party. Under the Tag Along Agreement, Ofer Hi-Tech shall provide the Bank with fourteen (14) days prior written notice of, and an opportunity to participate in, on a pro-rata basis (based on Ofer Hi-Tech's and the Bank's relative percentage ownership of Ordinary Shares, including shares issuable upon conversion or exercise of outstanding convertible securities), the sale of Ordinary Shares to a third party upon the terms of such sale agreed upon by Ofer Hi-Tech and the third party. Ofer Hi-Tech may consummate the sale to the third party prior to the expiration of the fourteen (14) days period, in which case, Ofer Hi-Tech shall purchase from the Bank the shares with respect to which the Bank has duly exercised its tag-along right, on terms no less favorable to the Bank than those terms under which Ofer Hi-Tech sold its shares to the third party. The Bank's tag-along rights under the Tag Along Agreement do not extend to (i) transfers by Ofer Hi-Tech to certain permitted transferees (including affiliates, family members, related parties, transferees by operation of law, other similarly situated persons and certain additional persons identified in the Tag Along Agreement); (ii) a transfer to a transferee to whom all or substantially all of Ofer Hi-Tech's portfolio of investments is transferred; (iii) sales by Ofer Hi-Tech on a stock exchange or in open market transactions; (iv) sales by Ofer Hi-Tech pursuant to a registration statement effected consistent with the Registration Rights Agreement (as defined below in this Item 6); (v) sales by Ofer Hi-Tech pursuant to a tender offer; and (vi) sales by Ofer Hi-Tech of Ordinary Shares not exceeding 5% of the then issued and outstanding share capital of the Issuer. In addition, the Bank's rights do not apply with respect to Ordinary Shares that are either (x) acquired in open market transactions by account managers with discretionary power on behalf of Ofer Hi-Tech, without the direct instruction of Ofer Hi-Tech; or (y) held by Ofer Hi-Tech not for its own account. The Tag Along Agreement terminates upon the earlier of (a) such time as one or more of the Investors, together with LM Partners' permitted transferees, Ofer Hi-Tech's affiliates or entities for which shares are held by Ofer Hi-Tech in trust, reduce their holdings in the Issuer's issued and outstanding share capital, in the aggregate, to less than 47% of the issued and outstanding share capital; or (b) June 30, 2014. The Tag-Along Agreement is annexed to this Amendment No. 2 as EXHIBIT 4 hereto, and is incorporated, in its entirety, by reference into this Item 6.

     Pursuant to that certain Registration Rights' Agreement, dated as of December 5, 2006, as amended by Amendment No. 1 thereto, dated as of June 25, 2009, by and among the Issuer, LM Partners, Ofer Hi-Tech, the Bank and the other parties thereto (as amended, the "REGISTRATION RIGHTS AGREEMENT"), the Issuer has granted, subject to customary exceptions, demand registration rights (including for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended) and "piggyback" registration rights with respect to (x) the Additional Shares and Ordinary Shares underlying Additional Warrants held by Ofer Hi-Tech, along with (y) all Ordinary Shares and all Ordinary Shares underlying warrants issued to the Reporting Persons pursuant to the 2006 Purchase Agreement (including the adjustment provisions thereof), and (z) any Ordinary Shares issued pursuant to any stock split, stock dividend, reclassification or similar adjustment events with respect to the foregoing shares. Ordinary Shares issued or issuable to LM Partners pursuant to the Equity Financing and the 2006 Purchase Agreement, Ordinary Shares issuable to the Bank upon its exercise of warrants, and Ordinary Shares issued or issuable to other investors by the Issuer pursuant to the Equity Financing, are also entitled to registration rights under the Registration Rights Agreement. The Registration Rights Agreement, as amended, is annexed as EXHIBIT 5 hereto, and is incorporated, in its entirety, by reference into this Item 6.

     Except as set forth above, currently there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any of the other persons and entities identified in
Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 - Trust Agreement dated September 30, 2006 by and among Ofer Hi-Tech and the beneficiaries thereunder (incorporated by reference to Exhibit 1 to the Original Statement, filed on July 10, 2007)

EXHIBIT 2 - Summary of material terms relating to loan extended to Ofer Hi-Tech (incorporated by reference to Exhibit 2 to the Original Statement, filed on July 10, 2007)

EXHIBIT 3 - Voting and Option Agreement, dated as of August 31, 2007, by and between Mr. Eli Azur and Mirkaei Tikshoret Ltd., on the one hand, and Ofer Hi-Tech, on the other hand (incorporated by reference to Exhibit 1 to Amendment No. 1, filed on June 23, 2008)

EXHIBIT 4 - Tag Along Agreement, dated as of June 28, 2009, by and among Ofer Hi-Tech and the Bank

EXHIBIT 5 - Registration Rights' Agreement, dated as of December 5, 2006, as amended by Amendment No. 1 thereto, dated as of June 25, 2009, by and among the Issuer, LM Partners, Ofer Hi-Tech, the Bank and the other parties thereto (incorporated by reference to Exhibit 4.23 to the Issuer's Registration Statement on Form 20-F, File #0-27572, filed with the SEC on May 1, 2007 and to
Exhibit 4.b(21) to the Issuer's Annual Report on Form 20-F, filed with the SEC on June 30, 2009)

EXHIBIT 6 - Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

                                                   Ofer Hi-Tech Investments Ltd.

                                                   By: /s/ Yoav Doppelt
                                                   -----------------------------
                                                   Yoav Doppelt

                                                   Ofer Holdings Group Ltd.

                                                   By: /s/ Eyal Wolfsthal
                                                   -----------------------------
                                                   Eyal Wolfsthal

                                                   Lynav Holdings Ltd.

                                                   By: /s/ Abraham Anaby
                                                   -----------------------------
                                                   Abraham Anaby

Dated: July 13, 2009